Mail Stop 3561

January 9, 2006


Chester Ku, President
Glass Wave Enterprises, Inc.
Guite 800-885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3H1

         RE:  Glass Wave Enterprises, Inc. ("the company")
                 Amendment No. 3 to Registration Statement on
                 Form SB-2
                 Filed  November 30, 2005
                 File No.  333-125222

Dear Mr. Ku:

We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors

"Our Company has entered into several verbal agreements, including one with a supplier who we purchase a majority of our products from.", page 8

1. Please add another risk factor which addresses the company`s present dependence upon the one major supplier and identify the supplier in the risk factor.


Chester Ku
Glass Wave Enterprises, Inc.
January 9, 2006
Page 2.



Selling Stockholders, page 16
2. We note your supplemental response #6 from counsel`s letter dated
November 30, 2005 and in this regard please disclose that "all of the selling stockholders are close personal friends or business associates of Mr. Ku" and that " Mr. Ku contacted each of the selling stockholders on an individual basis."


Competition, page 27

3. Please update the price information as of a recent date.
Presently, your information is as of May 25, 2005.


Liquidity and Capital Resources, page 31

4. We note the initial paragraph of this section and the fact that the company will require additional funding "to expand our current
operations."   Considering the objectives you mention in the
section
"Future Operations", please provide a specific discussion of how the company plans to fund these.

5. We further note under "Estimated Capital Expenditures During the
Year Ended January 31, 2006" that the company will have funds to satisfy the minimum cash requirements through the end of this month.
Given that January 31st is just several weeks away, please revise your discussion to update the status of your cash requirements.










Chester Ku
Glass Wave Enterprises, Inc.
January 9, 2006
Page 3.


Notes to Financial Statements
Note 2.  Summary of Significant Accounting Principles
Revenue recognition, F-9
6. We noted your response to comment 10 and your revised
disclosure
indicating that a history of returns has not been established, therefore the recognition of revenue will be deferred until the 30 day return period expires. We also noted that you are utilizing a 5%
return rate to adjust sales and cost of goods sold although you have no reliable return history. The aforementioned disclosures are ambiguous; it is not clear when you are recognizing revenue related to the sale of products. It is not clear if you are if you are recognizing sales after the 30 day return period expires or if you are recognizing revenue upon shipment and adjusting that amount based on a 5% return rate. Please clarify and revise as appropriate.

7. Considering the comment above, regarding your disclosure that you have not established a reliable return history, please provide a detailed explanation of why you believe revenue can be recognized before the return period has expired. Please refer to paragraph
(6)(f) of SFAS 48.  Please advise or revise as necessary.
Other
8. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B, and provide a current consent of the independent accountants in any amendment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its Chester Ku
Glass Wave Enterprises, Inc.
January 9, 2006
Page 4.


management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.





Chester Ku
Glass Wave Enterprises, Inc.
January 9, 2006
Page 5.


Please contact Angela Halac at (202) 551-3398 with any questions regarding accounting issues and you may contact Janice McGuirk at
(202) 551-3395 with any other questions.





Sincerely,




John Reynolds

Assistant Director





Cc:  William L. Macdonald, Esq.
        Via fax (604) 687-6314